Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 Tel: +1 212 878 8000 Fax: +1 212 878 8375

VIA EDGAR AND EMAIL

February 1, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0404
Attention: Mr. Joshua Shainess

Re:	Watford Holdings Ltd. Schedule 13E-3 filed by Watford Holdings Ltd.; Arch Capital Group Ltd.;

Arch Reinsurance Ltd.; Gulf Reinsurance Limited; Greysbridge Holdings Ltd.; Greysbridge Ltd.; Nicolas Papadopoulo; Maamoun Rajeh; Kelso Investment Associates X, L.P.; KEP X, LLC; KSN Fund X, L.P.; Warburg Pincus (Callisto) Global Growth (Cayman), L.P.; Warburg Pincus (Europa) Global Growth (Cayman), L.P.; Warburg Pincus Global Growth-B (Cayman), L.P.; Warburg Pincus Global Growth-E (Cayman), L.P.; Warburg Pincus Global Growth Partners (Cayman), L.P.; WP Global Growth Partners (Cayman), L.P.; Warburg Pincus Financial Sector (Cayman), L.P.; Warburg Pincus Financial Sector-D (Cayman), L.P.; Warburg Pincus Financial Sector Partners (Cayman), L.P.; and WP Windstar Investments Ltd

Filed January 4, 2021
File No. 005-91335

Preliminary Proxy Statement on Schedule 14A
Filed January 4, 2021 by Watford Holdings Ltd.
File No. 001-38788

Mr. Shainess
February 1, 2021	Page 2

Dear Mr. Shainess:

On behalf of our client, Watford Holdings Ltd., (the “Company”), we have set forth below the Company’s responses to the comments contained in your letter dated January 22, 2022 relating to the Schedule 13E-3 filed on January 4, 2021 (the “Schedule 13E-3”) by the Company and various other parties (the Company and those other parties, collectively, the “Filing Persons”) and the Preliminary Proxy Statement filed by the Company on January 4, 2021 (the “Preliminary Proxy Statement”).

Concurrent with the filing of this letter, the Filing Persons are filing Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) and the Company is filing a Revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”). The revisions to the Preliminary Proxy Statement that are reflected in the Revised Preliminary Proxy Statement include revisions made in response to the comments set forth in your letter, as discussed below, as well as other changes.

For your convenience, we have set out the text of the comments provided in your letter in bold font, in each case followed by the Company’s response.

We have enclosed with this letter a marked copy of the Revised Preliminary Proxy Statement reflecting all changes made to the Preliminary Proxy Statement. Unless otherwise specified, page numbers referenced in the Company’s responses refer to page numbers in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please file the form of proxy card in your amended filing.

The form of proxy card is being furnished with the Revised Preliminary Proxy Statement.

2.
We note your intentions to hold the Special Meeting in person, given that your bye-laws prohibit you from conducting a virtual meeting if any shareholders who are based in the United States participate in the meeting. Please advise us of any contingency plan for conducting the meeting in the event that government regulation or action precludes attendance in person.

As of the date of this letter, the Company is not aware of any government regulation or action that would prevent the Company from holding the Special Meeting in person as described in the Revised Preliminary Proxy Statement.  The Company does not have a contingency plan for how to hold the Special Meeting if this situation changes.  The Company expects that if it were prevented by governmental action from holding the Special Meeting, it would postpone the Special Meeting. Disclosure to this effect is included in the Revised Preliminary Proxy Statement. See pages 18 and 70 of the Revised Preliminary Proxy Statement as well as the Letter to Shareholders and the Notice of Special General Meeting of Shareholders.

Mr. Shainess
February 1, 2021	Page 3

Questions and Answers About the Special General Meeting and the Merger

What vote of the Company’s shareholders is required to approve the Merger, page 13

3.
Since Arch will not be entitled to vote all of its shares at the special general meeting because of the restrictions in the Company’s bye-laws, please disclose the total percentage of outstanding shares eligible to vote that are expected to be voted by Arch and its affiliates.

In response to this comment, the Company has revised the disclosure on pages 3, 8, 15, 58 and 90 of the Revised Preliminary Proxy Statement.

If I do not favor the adoption … of the Merger Agreement, what are my appraisal rights, page 14

4.
For the avoidance of doubt, please state the anticipated date for the giving of the special general meeting notice so that shareholders may ascertain the deadline for pursuing their appraisal rights under the Bermuda Companies Act.

In response to this comment, the Company has revised the disclosure on pages 9, 16 and 111 of the Revised Preliminary Proxy Statement.

Background of the Merger, page 18

5.
We note the disclaimer preceding this section stating that the background discussion is a summary of certain events and contacts but does not describe every conversation among the Company, the Board, and any affiliates. Please revise to remove the implication that certain material events or conversations may be omitted.

In response to this comment, the Company has revised the disclosure on page 19 of the Revised Preliminary Proxy Statement.

Mr. Shainess
February 1, 2021	Page 4

6.
Refer to the disclosure on page 21 regarding the Board’s view that the projected returns from the run-off strategy “were lower as a percentage of book value than intuitively would be expected.” Please revise to discuss in more detail why Arch was unwilling to discuss modifications to its agreements related to fees or other arrangements with the Company, which may have alleviated concerns with the run-off strategy. Additionally, please advise as to whether or not management prepared projections in analyzing the run-off strategy and if so, whether such projections were provided to the financial advisor.

In response to the comment regarding Arch’s unwillingness to discuss modifications to contract terms, the Company has revised and expanded the disclosure on page 23 of the Revised Preliminary Proxy Statement.

In response to the comment regarding the Board’s analysis of the run-off strategy, the Company confirms that management did prepare projections in connection with such analysis, which projections were provided to the Company’s financial advisor.  The Company is providing supplementally to the Staff copies of such projections.  The Company has included in the Revised Preliminary Proxy Statement a summary of certain information contained in such projections, as discussed in the Company’s response to Comment 12 as described below. See pages 41-43 of the Revised Preliminary Proxy Statement.

7.
Revise the discussion on page 21 to provide additional background on how and why Kelso and Warburg Pincus separately agreed to exclusively partner with Arch in any transaction involving Watford. Also address any involvement by the Company in the negotiation of the respective voting agreements or equity commitments.

In response to this comment, the Company has revised and expanded the disclosure on page 22 of the Revised Preliminary Proxy Statement.

Watford’s Reasons for the Merger, page 28

8.
Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Please provide the disclosure required by Item 1014(c), (d), and (e).

The Company has (i) revised the disclosure on page 34 of the Revised Preliminary Proxy Statement to address the requirements of Item 1014(c) of Regulation M-A, (ii) revised the disclosure on page 34 of the Revised Preliminary Proxy Statement to address the requirements of Item 1014(d) of Regulation M-A and (iii) revised the disclosure on page 34 of the Revised Preliminary Proxy Statement to address the requirements of Item 1014(e) of Regulation M-A.

Mr. Shainess
February 1, 2021	Page 5

9.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii) through (vi) of Instruction 2 to Item 1014 or explain why the Board did not deem such factors material or relevant.

With regard to clause (iii) of Instruction 2 to Item 1014 of Regulation M-A, the Board considered the Company’s book value per share in evaluating the merger, as described on page 33 of the Revised Preliminary Proxy Statement.

With regard to clause (iv) of Instruction 2 to Item 1014 of Regulation M-A, the Company has added to the disclosure on page 30 of the Revised Preliminary Proxy Statement to discuss going concern value.

With regard to clause (v) of Instruction 2 to Item 1014 of Regulation M-A, the Company has added to the disclosure on page 32 of the Revised Preliminary Proxy Statement to discuss liquidation value.

Finally, with regard to clause (vi) of Instruction 2 to Item 1014 of Regulation M-A, the Company has added to the disclosure on page 30 of the Revised Preliminary Proxy Statement to discuss the Merger Consideration relative to the highest purchase price paid by the Company pursuant to its share repurchase programs.

10.
With a view toward enhanced disclosure, please advise us as to how the Board weighed certain positive factors against negative ones, including the fact that the Merger Consideration of $35.00 per share represents a discount of approximately 20% to the Company’s book value per share as of September 30, 2020.

As disclosed on page 34 of the Revised Preliminary Proxy Statement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors the Board considered in reaching its determinations and recommendations regarding the merger.  Nonetheless, in response to this comment, the Company has expanded the disclosure on page 33 of the Revised Proxy Statement regarding the discount the Merger Consideration represents relative to the Company’s book value per share to discuss certain other factors the Board considered relative to such discount.

Mr. Shainess
February 1, 2021	Page 6

11.
We note that the Board listed as a factor supporting its fairness determination the arm’s length nature of the negotiations between the Company and Arch. In light of the acknowledgement elsewhere in the proxy statement of Watford’s substantial dependence on Arch to manage its insurance and reinsurance underwriting operations, please provide us with an analysis as to how these negotiations were made at arm’s-length. Additionally, please address whether the Board considered the Company’s substantial reliance on Arch for its operations as a negative factor in making its fairness determinations.

The Company has expanded the disclosure on page 31 of the Revised Preliminary Proxy Statement in response to the comment related to the arm’s-length negotiations.  In addition, the Company notes that the disclosure on page 33 of the Revised Preliminary Proxy Statement discusses the Company’s substantial dependence on Arch (and HPS) in the context of the negative factors the Board considered.

Opinion of Morgan Stanley & Co. LLC, page 32

12.
We are unable to locate the financial projections provided by Watford’s management and approved by the Board. Please disclose these projections and forecasts in full, along with the underlying assumptions made by management in preparing them.

The Company has included in the Revised Preliminary Proxy Statement summaries of these projections (see pages 41–43).  Further, as noted above, the Company is supplementally providing copies of such projections to you.

13.
Please revise the penultimate paragraph on page 38 so that it also addresses any material relationship between Morgan Stanley and any affiliate of the Company during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

In response to this comment, the Company has revised the disclosure on page 40 of the Revised Preliminary Proxy Statement.

Financing, page 53

14.
Disclose the existence of any alternative financing arrangements in the event the cash contributions of funds managed by Kelso, Warburg Pincus, or ARL fall through. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

In response to this comment, the Company has revised the disclosure on page 58 of the Revised Preliminary Proxy Statement.

Mr. Shainess
February 1, 2021	Page 7

Should you or your colleagues have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079, Gary D. Boss at (212) 878-8063 or John A. Healy at (212) 878-8281.  Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd Street, New York, NY 10019, Attention: Per B. Chilstrom, Esq.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:

Watford Holdings Ltd.
Jonathan D. Levy

Clifford Chance US LLP
Gary D. Boss
John A. Healy

Cahill Gordon & Reindel LLP
Kimberly Petillo-Décossard